Nasdaq Regulation

Arnold Golub
Vice President
Office of General Counsel

September 18, 2023

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on September 12, 2023, The Nasdaq Stock Market LLC (the "Exchange") received from Safe and Green Development Corporation (the "Registrant") a copy of the Registrant's application on Form 10- 12(b) for the registration of the following security:

Common stock

We further certify that the security described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 10-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,